# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lakeshore Acquisition III Corp., CIK 0002049248
CUSIP: G5353S103
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 667 MADISON AVENUE, NEW YORK, New York (NY), 10065
Date of event which requires filing of this statement: 05/01/2025
Filed by CIK 0001867283
Persons authorized to receive notices and communications: Lakeshore Acquisition III Corp, 667 MADISON AVENUE, NEW YORK, New York (NY), 10065, 917-327-9933

## Reporting persons
- RedOne Investment Ltd (CIK 0001867283): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,975,000; shared voting power 0; sole dispositive power 1,975,000; shared dispositive power 0; aggregate amount beneficially owned 1,975,000 (22.2% of the class)
  Comment: (1) Consists of 1,975,000 ordinary shares, including 280,000 ordinary shares underlying 280,000 units, with each unit consisting of one ordinary share and one right to receive one-sixth (1/6) of an ordinary share upon the consummation of an initial business combination. Excludes 46,666 ordinary shares issuable upon conversion of 280,000 rights.
  
  (2) Percentage is calculated based on 8,905,000 ordinary shares issued and outstanding, including 6,900,000 shares underlying 6,900,000 outstanding units, each unit consisting of one ordinary share and one right to receive one-sixth (1/6) of an ordinary share upon the consummation of an initial business combination.
- CHEN DEYIN (CIK 0001495895): type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 1,975,000; shared voting power 0; sole dispositive power 1,975,000; shared dispositive power 0; aggregate amount beneficially owned 1,975,000 (22.2% of the class)
  Comment: (1) Consists of 1,975,000 ordinary shares, including 280,000 ordinary shares underlying 280,000 units, with each unit consisting of one ordinary share and one right to receive one-sixth (1/6) of an ordinary share upon the consummation of an initial business combination. Excludes 46,666 ordinary shares issuable upon conversion of 280,000 rights.
  
  (2) Percentage is calculated based on 8,905,000 ordinary shares issued and outstanding, including 6,900,000 shares underlying 6,900,000 outstanding units, each unit consisting of one ordinary share and one right to receive one-sixth (1/6) of an ordinary share upon the consummation of an initial business combination.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Lakeshore Acquisition III Corp.
Address of issuer's principal executive offices: 667 MADISON AVENUE, NEW YORK, New York (NY), 10065

## Item 2. Identity and Background
Name of person filing: RedOne Investment Limited, the Issuer's sponsor (the "sponsor"), is the record holder of the securities reported herein. Deyin (Bill) Chen the sole managing member of the sponsor. By virtue of this relationship, Mr. Chen may be deemed the beneficial owner of the securities held of record by the sponsor. Mr. Chen disclaims any such beneficial ownership except to the extent of her pecuniary interest. RedOne Investment Limited and Deyin (Bill) Chen are collectively referred to herein as the "Reporting Persons."
Residence or business address: The business address of the Reporting Persons is c/o Lakeshore Acquisition III Corp., 667 Madison Avenue, New York, NY 10065.
Present principal occupation or employment: Deyin (Bill) Chen serves as the Chief Executive Officer, Chief Financial Officer and director of the Issuer and has voting and dispositive power over the shares owned by RedOne Investment Limited. The principal business of RedOne Investment Limited is a holding company of its investment in the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: RedOne Investment Limited is a BVI business company. Deyin (Bill) Chen is a citizen of Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On November 6, 2024, the Issuer issued to the sponsor an aggregate of 1,725,000 ordinary shares for an aggregate purchase price of $25,000. On April 29, 2025, the sponsor transferred an aggregate of 30,000 ordinary shares to the independent directors of the Issuer for $0.01 per share, following which the sponsor held 1,695,000 ordinary shares (the "founder shares"). The source of the funds is investment income.

On May 1, 2025, simultaneously with the closing of the Issuer's initial public offering, the sponsor acquired 280,000 units (the "private units") of the Issuer, each private unit consisting of one ordinary share (the "private shares") and one right to receive one-sixth (1/6) of an ordinary share upon the consummation of an initial business combination. The private units were purchased at $10.00 per unit for an aggregate purchase price of $2,800,000. The source of the funds is investment income.

Pursuant to a letter agreement between the Issuer and the initial shareholders, the sponsor agreed to provide the Issuer up to $1,000,000 in working capital loans and further agreed that such loans shall be converted into private units, at the price of $10.00 per unit.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 above is incorporated into this Item 4 by reference. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Deyin (Bill) Chen serves as Chief Executive Officer, Chief Financial Officer and director of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional ordinary shares and/or other securities, selling some or all of its ordinary shares and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On November 6, 2024, the Issuer issued to the sponsor an aggregate of 1,725,000 ordinary shares for an aggregate purchase price of $25,000. On April 29, 2025, pursuant to a share transfer agreement, the sponsor transferred an aggregate of 30,000 ordinary shares to the independent directors of the Issuer for $0.01 per share, following which the sponsor held 1,695,000 ordinary shares (the "founder shares").

On May 1, 2025, simultaneously with the closing of the Issuer's initial public offering, the sponsor acquired 280,000 units (the "private units") of the Issuer, each private unit consisting of one ordinary share (the "private shares") and one right to receive one-sixth (1/6) of an ordinary share upon the consummation of an initial business combination. The private units were purchased at $10.00 per unit for an aggregate purchase price of $2,800,000.

Except as set forth in this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days with respect to the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Except as described in Item 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons as reported in this Statement.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

On April 29, 2025, in connection with the effectiveness of the registration statement filed in connection with the Issuer's initial public offering, the Reporting Persons entered into a letter agreement (the "letter agreement") with the Issuer, pursuant to which the Reporting Persons agreed, subject to certain customary exceptions:

(i) to waive: (1) their redemption rights with respect to any shares held by them in connection with the completion of the Issuer's initial business combination; (2) their redemption rights with respect to any shares held by them in connection with a shareholder vote to amend the memorandum and articles of association (A) to modify the substance or timing of the Issuer's obligation to allow redemption in connection with its initial business combination or to redeem 100% of the public shares if the Issuer does not complete its initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders' rights or pre-initial business combination activity; and (3) their rights to liquidating distributions from the trust account with respect to any founder shares and private shares they hold if the Issuer fails to complete a initial business combination within the completion window (although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete an initial business combination within the completion window); (ii) to vote any shares held by them in favor of the Issuer's initial business combination; (iii) not to transfer, assign or sell any of their founder shares until the earlier to occur of: (i) 180 days after the completion of the Issuer's initial business combination; and (ii) subsequent to the initial business combination, the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Notwithstanding the foregoing, the founder shares will be released from the lock-up if (1) the last reported sale price of the Issuer's ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 90 days after the initial business combination or (2) if the Issuer completes a transaction after the initial business combination which results in all of the Issuer's shareholders having the right to exchange their shares for cash, securities or other property; and (iv) to provide the Issuer up to $1,000,000 in working capital loans and further agreed that such loans shall be converted into private units, at the price of $10.00 per unit.

On April 29, 2025, in connection with the effectiveness of the registration statement filed in connection with the Issuer's initial public offering, the sponsor entered into a Private Units Purchase Agreement (the "purchase agreement") with the Issuer, pursuant to which the sponsor committed to purchase 266,500 private units (or 280,000 private units if the underwriters' option to purchase additional units is exercised in full) at a price of $10.00 per unit ($2,665,000 in the aggregate, or $2,800,000 in the aggregate if the underwriters' option to purchase additional units is exercised in full) in a private placement that will close simultaneously with the closing of the Issuer's initial public offering. Pursuant to the purchase agreement, the sponsor agreed (i) the private units and underlying securities will not be transferable until the completion of a business combination (subject to certain exceptions described in the insider letter agreement), (ii) to vote the private shares in favor of any proposed business combination, (iii) not to seek conversion, or seek to sell such shares in any tender offer, in connection with any amendment to the Issuer's memorandum and articles of association or any proposed business combination with respect to the private shares, and (iv) not to participate in any liquidation distribution with respect to the private units or the underlying securities (but will participate in liquidation distributions with respect to any units or ordinary shares purchased by the undersigned in the IPO or in the open market after the IPO) if the Issuer fails to consummate a business combination.

References to and descriptions of the letter agreement and the purchase agreement herein are qualified in their entirety by reference to the letter agreement and the purchase agreement, which are attached as exhibits hereto and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Letter Agreement, dated April 29, 2025, by and among the Issuer, RedOne Investment Limited, and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2025).
https://www.sec.gov/Archives/edgar/data/2049248/000192998025000358/lakeshore_ex101.htm
2 Private Units Purchase Agreement, dated April 29, 2025, by and between the Issuer and RedOne Investment Limited (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on May 2, 2025).
https://www.sec.gov/Archives/edgar/data/2049248/000192998025000358/lakeshore_ex105.htm
3* Joint Filing Agreement by and among the Reporting Persons.

## Signatures
- RedOne Investment Ltd: /s/ Devin (Bill) Chen, Deyin (Bill) Chen, Managing Member (05/07/2025)
- CHEN DEYIN: /s/ Devin (Bill) Chen, Devin (Bill) Chen (05/07/2025)